                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K



      [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the fiscal year ended    December 31, 1995
                                     -------------------------------

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the transition period from             to
                                         ------------   ------------

Commission File Number      1-9684
                       ------------------



                   CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
- --------------------------------------------------------------------------------
                              (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
- --------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



          115 South Acacia Avenue, Solana Beach, California 92075-1803
- --------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

                   CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

                   FINANCIAL STATEMENTS AND SCHEDULES AS OF

                          DECEMBER 31, 1995 AND 1994

                        TOGETHER WITH AUDITORS' REPORT

                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CHART HOUSE ENTERPRISES, INC.

                              By:  The 401(k) Plan Committee


Date:  June 14, 1996          /s/ TIMOTHY A. HALVERSON
                              ------------------------
                              Timothy A. Halverson
                              Chairman


                              /s/ JOHN L. ANDERSON
                              ------------------------
                              John L. Anderson
                              Member


                              /s/ CANDACE R. FORSYTHE
                              ------------------------
                              Candace R. Forsythe
                              Member


                              /s/ LEWIS M. JACKSON
                              ------------------------
                              Lewis M. Jackson
                              Member


                              /s/ KEITH L. HINDENLANG
                              ------------------------
                              Keith L. Hindenlang
                              Member


                              /s/ STEPHEN J. MCGILLIN
                              ------------------------
                              Stephen J. McGillin
                              Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To Chart House Enterprises, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the CHART HOUSE ENTERPRISES, INC. 401(k) PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chart House Enterprises, Inc. 401(k) Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A and B are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules, and fund information, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                      ARTHUR ANDERSEN LLP


San Diego, California
June 14, 1996

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 1995 and 1994


                                            1995          1994
                                        -----------   -----------

Cash                                     $      783    $      918
                                         ----------    ----------

Contributions Receivable -
 Company                                          -             -
 Participant                                      -           365
                                         ----------    ----------

                                                  -           365
                                         ----------    ----------

Investments, at Market Value:
 Equity Account                           1,781,475     1,145,245
 Balanced Account                         1,533,739     1,029,543
 Income Account                             571,427       572,609
 Money Market Account                     1,135,420       937,176
 Company Stock                            1,382,595     2,099,539
 Contribution and Disbursement               11,825           313
                                         ----------    ----------

 Total Investments                        6,416,481     5,784,425
                                         ----------    ----------

 Total Assets                             6,417,264     5,785,708

Less - Excess Contributions Payable        (160,253)     (123,245)
  Non-Allocable Forfeitures                  (6,749)      (15,724)
  Overdeposit of Contribution                (2,504)      (11,359)
                                         ----------    ----------
 Net Assets Available for Plan Benefits  $6,247,758    $5,635,380
                                         ==========    ==========



       The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1995


                                                                            MONEY          COMPANY      CONTRIBUTION
                              EQUITY         BALANCED        INCOME        MARKET           STOCK       DISBURSEMENT       TOTAL
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------
Net Assets Available for
 Plan Benefits
 at Beginning of Year        $1,145,839     $1,029,866      $ 571,020     $  937,166      $1,951,176   $        313     $ 5,635,380
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

Contributions -
   Company                          609            543            257              -         198,893              -         200,302
   Participant                  421,994        361,915        141,011        194,852         262,395              -       1,382,167
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

                                422,603        362,458        141,268        194,852         461,288              -       1,582,469
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

Dividend Income and Capital
 Gain Distributions              13,855         32,046         42,739         40,559           1,131            248         130,578
Net Appreciation
 (Depreciation) in
 Fair Value of Investments      305,537        251,701         42,046         (1,013)       (706,639)         7,488        (100,880)
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

                                319,392        283,747         84,785         39,546        (705,508)         7,736          29,698
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------


Net Transfer of Funds            63,184         23,375       (132,976)       203,099        (156,682)             -               -
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

Distributions from
 Termination,
 Withdrawals and Excess
  Contributions                (169,543)      (165,707)       (94,259)      (239,243)       (352,631)         3,776      (1,017,607)
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------


Non-Allocable Forfeitures             -              -              -              -           8,963              -           8,963
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------


Overdeposit of Contribution           -              -          1,589              -           7,266              -           8,855
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

       Net Increase
        (Decrease)              635,636        503,873            407        198,254        (738,082)        11,512         611,600
                            -----------    ------------   ------------   ------------     ----------   -------------    ------------

Net Assets Available for
 Plan Benefits
 at End of Year              $1,781,475     $1,533,739      $ 571,427     $1,135,420      $1,213,872   $     11,825     $ 6,247,758
                            ===========    ============   ============   ============     ==========   =============    ============

        The accompanying notes are an integral part of this statement.

                   CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
                   -----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                               DECEMBER 31, 1995
                               -----------------


(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation in the Plan is available to all employees of the Company and its subsidiaries who have completed at least one year and 1,000 hours of service and who have reached the age of 21.

Effective January 1, 1988, the Plan was amended to, among other things, permit participants to make voluntary pre-tax contributions pursuant to Section 401(k) of the Internal Revenue Code and provide that Company matching contributions be invested exclusively in common stock of the Company.

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed $1,250 for the Plan year, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Plan's trustee in one or more specified funds (see Note 2) as designated by each participant. Company contributions are invested solely in shares of the Company's common stock.

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon (the "Employer Accounts") is based on years of continuous service. A participant vests at the rate of 20% per year and becomes fully vested after five years of continuous service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts resulting from participants who had terminated employment are to be used solely to offset future Company matching contributions.

Upon termination of service due to retirement, disability or death, a participant may elect to receive distribution of benefits in either a lump sum or an annuity payment. If the termination of services is for any other reason, distribution of benefits will be made in a lump sum payment.

The Company reserves the right to change or terminate the Plan at any time. In the event of termination of the Plan, the value of each participant's account will become fully vested and non-forfeitable. The trustee of the Plan will be directed to pay all liabilities and expenses of the Plan and to distribute the assets of the Plan to the participants in accordance with the terms of the Plan. In no event may the assets of the Plan revert to the Company.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Description and Valuation of Investments
- ----------------------------------------

In October 1992, the Company's Board of Directors adopted a resolution approving the retention of The Consulting Group, a division of Smith Barney Shearson Company, (formerly Shearson Lehman Brothers, Inc.) as advisor to the Plan. Subsequently, four new investment managers were selected to manage new equity, balanced, income and money market fund alternatives. In connection with this change, SBS Trust Company, a division of Smith Barney Shearson Company, became trustee of the Plan, effective July 1, 1993, in place of Merrill Lynch Trust Company.

Investment funds available to the participants include (1) an equity fund (managed by Provident Investment Council) which invests primarily in equity securities with emphasis on capital appreciation; (2) a balanced fund (managed by Value Line Asset Management) which invests in both common stocks and higher quality fixed-income securities with equal emphasis on current income and capital appreciation; (3) an income fund (managed by Howe & Rusling Investment Management) which invests in high quality debt securities with emphasis on current income; (4) a money market fund (managed by Boston Safe Deposit and Trust Company), which invests in short-term U.S. Government Securities with emphasis on current income to the extent consistent with preservation of capital; and (5) the Company stock fund.

Plan investments are held by SBS Trust Company under a trust agreement effective July 1, 1993. Investments in securities (summarized on Schedule A) are valued at their quoted market prices.


Income Tax Status
- -----------------

The Internal Revenue Service has notified the Plan, by letter dated June 26, 1995, that the Plan as amended is qualified under Section 401(a) of the Internal Revenue Code. Therefore, in management's opinion, the Plan is exempt from Federal and state income taxes. Accordingly, no income taxes have been provided for in the accompanying financial statements.

Distributions Due to Terminated Participants
- --------------------------------------------

Account balances for participants that have terminated but have yet to be paid as of the end of the year have been included in the net assets available for plan benefits. These amounts will be presented as distributions in the statement of changes in net assets available for plan benefits when actually paid. At December 31, 1995 and 1994, such amounts totalled $615,498 and $410,856, respectively.


(3)  ADMINISTRATIVE EXPENSES
     -----------------------

The Plan's administrative expenses are paid by the Company. These expenses include, but are not limited to, trustee, legal and accounting fees.


(4)  PARTY-IN-INTEREST AND REPORTABLE TRANSACTIONS
     ---------------------------------------------

No prohibited transactions with "parties-in-interest", as defined under ERISA, occurred during 1995.

Five-percent reportable transactions, as defined under ERISA, which occurred during 1995 are summarized on Schedule B.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                             SCHEDULE A
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1995


EQUITY ACCOUNT
(MANAGED BY PROVIDENT INVESTMENT COUNCIL)              Units                 Market
Asset Description                                      Held       Cost        Value
- -----------------                                     -------   ---------   ---------
SHORT TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                        225,203    $225,203    $226,418

EQUITIES AND CONVERTIBLES
American Intl Group Inc.                                  187      12,996      17,297
Federal Home Ln Mtg Corp. - Common                        145       7,954      12,107
Federal Natl Mtg Assn                                     570      48,678      70,609
First USA Inc.                                            480      17,877      21,300
MBNA Corp.                                              1,160      30,598      42,775
Amgen Inc.                                                340      17,712      20,187
Cardinal Health Inc.                                      190       7,776      10,402
Healthsouth Corp.                                         645      17,650      18,786
Medtronic Inc.                                            970      31,236      54,199
Merck & Co. Inc.                                          580      34,465      38,063
Oxford Health Plans Inc.                                  290      12,101      21,424
Pfizer Inc.                                               870      39,998      54,810
St. Jude Med Inc.                                         480      15,919      20,640
United Healthcare Corp.                                   650      28,803      42,494
Gillette Co.                                              240       7,669      12,510
Capital Cities ABC Inc.                                   335      25,564      41,331
Circus Circus Enterprises Inc.                            320      10,081       8,920
First Data Corp.                                        1,642      72,930     109,809
Hospitality Franchise Sys Inc.                            430      22,263      35,152
McDonalds Corp.                                           595      19,572      26,849
Mirage Resorts Inc.                                       245       8,327       8,452
Paychex Inc.                                              225       6,725      11,222
Service Corp. Intl.                                       795      33,381      34,980
Enron Corp.                                               930      31,290      35,456
Analog Devices Inc.                                       760      21,076      26,885
Andrew Corp.                                              422      18,987      16,141
Applied Matls Inc.                                        740      24,238      29,137
Automatic Data Processing Inc.                            220      11,110      16,335
British Sky Broadcasting Group Plc Sponsored ADR          460      11,092      17,308
Cisco Sys Inc.                                            590      31,093      44,029
Computer Assoc Intl Inc.                                  900      43,373      51,188
Computer Sciences Corp.                                   380      21,935      26,695
Danka Business Sys Plc Sponsored ADR                      340       7,544      12,580
Frontier Corp.                                            475      10,770      14,250
Glenayre Technologies Inc.                                250      18,230      15,562
Hewlett Packard Co.                                       590      29,784      49,412

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1995



EQUITY ACCOUNT - CONTINUED
(MANAGED BY PROVIDENT INVESTMENT COUNCIL)         Units                         Market
Asset Description                                 Held           Cost           Value
- -----------------                             -----------    -----------      -----------
Intel Corp.                                       1,140           47,706           64,695
LSI Logic Corp.                                     335           16,683           10,971
Microsoft Corp.                                     885           41,285           77,659
Oracle Corp.                                      1,345           32,823           56,994
3Com Corp.                                          670           26,023           31,239
Informix Corp.                                      805           21,624           24,150
SGS-Thomson Microelectronics SHS-NY Registry        350           15,685           14,088
Tyco Intl Ltd.                                      360            9,343           12,825
Ericsson L M Tel Co. ADR Cl B SEK 10              2,960           37,731           57,720
Autozone Inc.                                       915           24,553           26,421
CUC Intl Inc.                                       290           11,124            9,896
Cabletron System Inc.                               222           10,842           17,982
MGIC Investment Corp. Wis                           330            9,468           17,903
U S Robotics Corp.                                  350           27,601           30,713
Xilinx Inc.                                         410           21,584           12,505
                                                             -----------      -----------

TOTAL EQUITY ACCOUNT                                         $ 1,390,075      $ 1,781,475
                                                             ===========      ===========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1995


BALANCED ACCOUNT
(MANAGED BY VALUE LINE ASSET MANAGEMENT)                                       Units                   Market
Asset Description                                                               Held        Cost       Value
- -----------------                                                             --------    --------    --------
SHORT-TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                                                 185,853    $186,049    $192,038

GOVERNMENT
United States Treasury Notes                                                   200,000     199,375     212,906
(8/28/95 7 1/4% 2/29/2000)

EQUITIES AND CONVERTIBLES
American Intl Group Inc.                                                           225      15,619      20,812
Fifth Third Bancorp                                                                350      18,462      25,637
Green Tree Financial Corp                                                          800      15,700      21,100
Amgen Inc.                                                                         600      20,112      35,625
Cordis Corp.                                                                       300      18,075      30,150
Medtronic Inc.                                                                     600      22,800      33,525
Merck & Co. Inc.                                                                   400      16,163      26,250
Millipore Corp.                                                                    600      20,550      24,675
Mylan Labs Inc.                                                                  1,050      20,475      24,675
Schering Plough Corp.                                                              500      19,156      27,375
Stryker Corp.                                                                      400      17,700      21,000
Coca Cola Co.                                                                      300      17,250      22,275
Gillette Co.                                                                       500      21,156      26,062
Capital Cities ABC Inc.                                                            400      33,775      49,350
Disney Walt Co.                                                                    400      22,200      23,550
La Quinta Inns Inc.                                                                700      14,525      19,162
Manpower Inc Wis                                                                   600      17,550      16,875
Office Depot Inc.                                                                  700      20,300      13,737
Staples Inc.                                                                       750      14,375      18,281
Sysco Corp.                                                                        600      16,500      19,500
Clayton Homes Inc.                                                               1,250      18,000      26,719
ADC Telecommunications Inc.                                                        500      15,625      18,250
Andrew Corp.                                                                       400      20,500      15,300
Cisco Sys Inc.                                                                     500      17,375      37,313
Computer Assoc Intl Inc.                                                           450      17,925      25,594
DSC Communications Corp.                                                           300      18,900      11,062
Danka Business Sys Plc Sponsored ADR                                               700      19,425      25,900
Emccorp Mass                                                                       800      15,400      12,300
Intel Corp.                                                                        350      22,794      19,863
Loral Corp.                                                                        800      16,400      28,300
Microsoft Corp.                                                                    200      18,450      17,550
Motorola Inc.                                                                      300      16,350      17,100

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1995


BALANCED ACCOUNT
(MANAGED BY VALUE LINE ASSET MANAGEMENT)              Units                           Market
Asset Description                                     Held             Cost           Value
- -----------------                                  ----------      ----------      -----------
Oracle Corp.                                             500           20,688           21,188
Tellabs Inc.                                             400           13,600           14,800
Teradyne Inc.                                            800           16,450           20,100
Watkins Johnson Co.                                      500           22,938           21,875
Alco Std Corp.                                           600           24,450           27,375
First Miss Corp.                                         700           10,932           18,550
Firstmiss Gold Inc.                                      495            6,556           11,014
Great Lakes Chem Corp.                                   300           20,175           21,600
Praxair Inc.                                           1,500           32,075           50,438
Arrow Electrs Inc.                                       400           20,300           17,200
Black & Decker Corp.                                   1,400           38,225           49,350
Healthcare Compare Corp.                                 600           18,150           26,100
Thermo Electron Corp.                                    500           22,000           26,000
Cuc Intl Inc.                                            700           21,000           23,888
Idex Corp.                                               600           15,225           24,450
                                                                   ----------      -----------

TOTAL BALANCED ACCOUNT                                             $1,287,775      $ 1,533,739
                                                                   ==========      ===========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1995


INCOME ACCOUNT
(MANAGED BY HOWE & RUSLING INVESTMENT
 MANAGEMENT)                                             Units                          Market
Asset Description                                        Held            Cost           Value
- -----------------                                     ----------      ----------      -----------

SHORT-TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                          18,858        $   18,858      $   27,900

GOVERNMENT
United States Treasury Notes                            40,000            43,737          41,925
(7 1/8% 10/15/98)
United States Treasury Notes                           100,000           113,688         108,719
(7 7/8% 11/15/1999)
United States Treasury Notes                            25,000            26,539          28,375
(8 7/8% 5/15/2000)
United States Treasury Notes                            50,000            52,680          55,071
(7 1/2% 11/15/2001)
United States Treasury Notes                            50,000            49,398          52,164
(6 1/4% 2/15/2003)
United States Treasury Notes                            35,000            32,185          35,738
(5 7/8% 2/15/2004)
United States Treasury Notes                            25,000            26,617          27,750
(7 1/4% 5/15/2004)
United States Treasury Bonds                           100,000           123,844         128,516
(9 3/8% 2/15/2006)

CORPORATE
Xerox Cr Corp Note (10% 4/01/99)                        25,000            29,947          27,987
Philip Morris Co. Inc. Notes (7 1/8% 12/01/1999)        25,000            26,403          25,967
Ford Motor Co. Del (9% 9/15/2001)                       10,000            11,904          11,315
                                                                      ----------      -----------

TOTAL INCOME ACCOUNT                                                  $  555,800      $  571,427
                                                                      ==========      ===========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1995

MONEY MARKET ACCOUNT
(MANAGED BY BOSTON SAFE DEPOSIT & TRUST CO.)         Units         Market
Asset Description                                    Held           Cost             Value
- -----------------                                 ----------      ----------      -----------

Reserve Deposit Acct. (RDA VI)                       11,512           11,512          11,825
Employee Benefit Deposit Acct. (EBDA)             1,131,668       $1,131,668      $1,135,420
                                                                  ----------      -----------

TOTAL MONEY MARKET ACCOUNT                                        $1,143,180      $1,147,245
                                                                  ==========      ===========



COMPANY STOCK ACCOUNT
                                                    Units                            Market
Asset Description                                   Held             Cost             Value
- -----------------                                 ----------      ----------      -----------
SHORT-TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                       17,500       $   17,500      $   17,583

EQUITIES AND CONVERTIBLES
Chart House Enterprises, Inc.                       227,502        1,853,907       1,365,012
                                                                  ----------      -----------

TOTAL COMPANY STOCK ACCOUNT                                       $1,871,407      $1,382,595
                                                                  ==========      ===========


TOTAL INVESTMENTS HELD                                            $6,248,237      $6,416,481
                                                                  ==========      ===========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                             SCHEDULE B
Item 27D - Schedule of Reportable Transactions
For the Year Ended December 31, 1995


SERIES OF TRANSACTIONS
- ----------------------


                                                           Number in Series      Dollar Value Of
Identity of                                               -----------------   ----------------------                   Net Gain
Party Involved          Asset Description                 Purchases   Sales   Purchases      Sales        Cost (a)      (Loss)
- ---------------       --------------------                ---------   -----   ----------   ----------   ----------    ---------

Chart House
 Enterprises, Inc.      Common Stock                         17         27    $  411,923   $  361,700   $  385,139    ($ 23,439)

SBS Trust Co.           Reserve Deposit Account
                        (RDA VI)                            388        293     2,990,229    2,907,542    2,907,542            -

SBS Trust Co.           Employee Benefit Deposit
                        Account (EBDA)                       81         56       485,765      288,304      288,304            -

(a)  Cost was equal to market value on transaction date.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



                                         ARTHUR ANDERSEN LLP


San Diego, California
June 14, 1996